Exhibit 4.16

2016 RESTATEMENT

NATIONAL FUEL GAS COMPANY TAX-DEFERRED SAVINGS PLAN

AMENDMENT NO. 12

Under Section 11.1 of the National Fuel Gas Company Tax-Deferred Savings Plan (the “Plan”), National Fuel Gas Company (the “Company”) reserves the right to modify or amend the Plan. This Amendment No. 12 of the Plan is adopted to permit participants to make Roth 401(k) contributions to the Plan, effective April 1, 2023.

The Plan is amended in the following respects:

1.	Section 3.1 (“Wage Reduction Contributions”) is amended by adding a new subsection (f) to read in its entirety as follows:

(f)    Roth Elective Deferrals. Effective for pay dates on and after April 1, 2023, each Participant may elect to characterize all or a portion of their Wage Reduction Contributions as Roth Contributions, in accordance with and subject to the following:

(1)    A Participant’s election to characterize all or a portion of their Wage Reduction Contributions as Roth Contributions will remain in effect until the Participant modifies or terminates the election. A Participant’s election to characterize Wage Reduction Contributions as Roth Contributions cannot be made retroactively.

(2)    Roth Contributions are designated Roth contributions under Section 402A of the Code and are includible in the Participant’s income at the time the Participant would have received that amount in cash if the Participant had not made a cash or deferred election.

(3)    Except to the extent the Plan specifically provides otherwise, Roth Contributions will be treated as Wage Reduction Contributions for all purposes under the Plan. Roth Contributions will be allocated to the Participant’s Roth Savings Account in accordance with Section 3.7(b).

(4)    The Committee may, in its sole and absolute discretion, prescribe additional rules and procedures for the administration of Roth Contributions, to the extent such rules and procedures are not inconsistent with applicable law or the terms of this Plan. Except as otherwise determined by the Committee:

(i)    Distributions of excess contributions pursuant to Section 3.11 or excess deferrals pursuant to Section 3.12 will be deducted from pre-tax Wage Reduction Contributions and Roth Contributions on a pro- rata basis.

(ii)    Amounts distributed pursuant to Section 5.1 (pertaining to benefit distributions) will be deducted from pre-tax contributions and Roth contributions on a pro-rata basis except to the extent the Participant specifies otherwise in accordance with rules established by the Committee.

(iii)    Amounts distributed pursuant to Section 5.8 (pertaining to hardship withdrawals) will be deducted from pre-tax contributions and Roth contributions on a pro-rata basis.

(iv)    Loans made pursuant to Section 5.9 will be deducted from pre-tax contributions first and then from Roth contributions except to the extent the Participant elects otherwise in accordance with rules established by the Committee.

For purposes of the Plan, “Roth Contribution” means a Wage Reduction Contribution made pursuant to this Section 3.1 that is designated as a Roth contribution in accordance with this subsection (f).

2.	Section 3.4 (“Rollover Contributions”) is amended by adding the following new sentence at the end thereof:

Notwithstanding any other provision in the Plan to the contrary, the Plan will accept a Rollover Contribution to a Participant’s Roth Rollover Account only if it is a direct rollover from another Roth elective deferral account under an applicable retirement plan described in Section 402A(e)(1) of the Code and only to the extent the rollover is permitted under the rules of Section 402(c) of the Code.

3.      Section 3.7 (“Allocation of Contributions and Forfeitures”) is amended by replacing subsection (a) thereof (“Maintenance of Accounts”) with the following:

(a)    Maintenance of Accounts. The Committee will establish and maintain, as a permanent accounting record under the Plan, a “Savings Account,” a “Retirement Savings Account,” a “Matching Contribution Account,” a “Thrift Account,” and a “Rollover Account” in the name of each Participant. The Committee may establish such additional accounts or subaccounts as it deems necessary or appropriate including, without limitation, a “Roth Savings Account” for Roth Contributions and a “Roth Rollover Account.” Except to the extent the Plan provides otherwise, the Roth Savings Account will be a subaccount of the Savings Account and the Roth Rollover Account will be a subaccount of the Rollover Account.

4.      Section 3.7 (“Allocation of Contributions and Forfeitures”) is further amended by replacing subsection (b) thereof (“Allocation of Wage Reduction Contributions”) with the following:

(b)    Allocation of Wage Reduction Contributions. The Committee will allocate to each Participant’s Savings Account or Roth Savings Account, as applicable, the Participant’s respective Wage Reduction Contributions and Roth Contributions, if any, as of a date or dates determined by the Committee.

5.	Section 12.2(b) (definition of “Eligible Retirement Plan”) is amended by adding the following new sentence at the end thereof:

A direct rollover of a distribution from a Participant’s Roth Savings Account under the Plan will only be made to another Roth elective deferral account under an applicable retirement plan described in Section 402A(e)(1) of the Code or to a Roth IRA described in Section 408A of the Code, and only to the extent the rollover is permitted under the rules of Section 402(c) of the Code.

6.	In all other respects, the Plan remains unchanged.

NATIONAL FUEL GAS COMPANY

/s/ mpw	By:	/s/ S.J. Mugel
/s/ ak	Title:	Corporate Secretary and General Counsel
	Date:	March 21, 2023

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